Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159604
PROSPECTUS
STEMCELLS, INC.
2,650,000 Shares of Common Stock

     The stockholder listed on page 4 of this prospectus or in an accompanying supplement to this prospectus is offering to sell up to 2,650,000 shares of our common stock.
     We will not receive any proceeds from any such sale of these shares.
     You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.
     Our common stock is traded on the Nasdaq Global Market under the symbol “STEM.” On June 16, 2009, the closing price per share of our common stock was $1.60.
     Investing in our securities involves risks. See “Risk Factors” beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2009

     This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC. The selling stockholder listed on page 4 of this prospectus may offer to sell up to 2,650,000 shares of common stock. You should read both this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”
     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

OUR COMPANY
     StemCells, Inc. is engaged in the discovery and development of cell-based therapeutics to treat damage to, or degeneration of, major organ systems. Our research and development (R&D) programs are primarily focused on identifying and developing potential cell-based therapeutics which can either restore or support organ function. In particular, since we relocated our corporate headquarters and research laboratories to California in 1999, our R&D efforts have been directed at refining our methods for identifying, isolating, culturing, and purifying the human neural stem cell and human liver engrafting cells (hLEC) and developing these as potential cell-based therapeutics for the central nervous system (CNS) and the liver, respectively. In our CNS Program, our HuCNS-SC® product candidate (purified human neural stem cells) is in clinical development for two indications. In January 2009, we completed a six patient Phase I clinical trial to evaluate the safety and preliminary efficacy of HuCNS-SC cells as a treatment for infantile and late infantile neuronal ceroid lipofuscinosis (NCL), two forms of a group of disorders often referred to as Batten disease. In December 2008, the FDA approved our IND to initiate a Phase I clinical trial of HuCNS-SC cells in a second indication, Pelizeaus-Merzbacher Disease (PMD), a fatal myelination disorder in the brain. We expect the PMD trial to begin enrolling patients in 2009 and that the trial will take 12-18 months to complete. In addition, our HuCNS-SC cells are in preclinical development for spinal cord injury and retinal disorders. In our Liver Program, we are in preclinical development with our human liver engrafting cells and we plan to seek the necessary approvals to initiate a clinical experiment to evaluate hLEC as a potential cellular therapy, with the initial indication likely to be liver-based metabolic disorders. For a brief description of our significant therapeutic research and development programs see Overview “Research and Development Programs” in the Business Section of Part I, Item 1 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We have also conducted research on several other cell types and in other areas, which could lead to other possible product candidates, process improvements or further research activities.
     On April 1, 2009, we acquired substantially all of the operating assets and liabilities of Stem Cell Sciences Plc. The acquired business includes proprietary cell technologies relating to embryonic stem cells, induced pluripotent stem (iPS) cells, and tissue-derived (adult) stem cells; expertise and infrastructure for providing cell-based assays for drug discovery; a media formulation and reagent business; and an intellectual property portfolio with claims relevant to cell processing, reprogramming and manipulation, as well as to gene targeting and insertion. This acquisition positions us to pursue applications of our cell technologies to develop cell-based research tools, which we believe represent nearer-term commercial opportunities.
     Our principal executive offices are located at StemCells, Inc., 3155 Porter Drive, Palo Alto, CA 94304 and our phone number is (650) 475-3100.
RISK FACTORS
     You should consider the “Risk Factors” included under Part II, Item 1A of our most recent Quarterly Report on Form 10-Q and our other reports filed with the SEC, which are incorporated by reference in this prospectus. The risks and uncertainties we describe are not the only ones we face. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of these risks were to occur, our business, financial condition, and results of operations could be severely harmed. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated in this prospectus by reference may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “look forward,” “may,” “planned,” “potential,” “should,” “will,” and “would.” These forward-looking statements reflect our current expectations and are based upon currently available data. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

     Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations; the progress of our research, product development and clinical programs; the need for, and timing of, additional capital and capital expenditures; partnering prospects; costs of manufacture of products; the protection of, and the need for, additional intellectual property rights; effects of regulations; the need for additional facilities; and potential market opportunities. Our actual results may vary materially from those contained in such forward-looking statements because of risks to which we are subject, including uncertainty as to whether the U.S. Food and Drug Administration (FDA) or other regulatory authorities will permit us to proceed with clinical testing of proposed products despite the novel and unproven nature of our technologies; the risk that our initial clinical trial and any other clinical trials or studies could be substantially delayed beyond their expected dates or cause us to incur substantial unanticipated costs; uncertainties in our ability to obtain the capital resources needed to continue our current research and development operations and to conduct the research, preclinical development and clinical trials necessary for regulatory approvals; the uncertainty regarding our ability to obtain a corporate partner or partners, if needed, to support the development and commercialization of our potential cell-based therapeutics products; the uncertainty regarding the outcome of our Phase I clinical trial in NCL and any other clinical trials or studies we may conduct in the future; the uncertainty regarding the validity and enforceability of our issued patents; the uncertainty whether any products that may be generated in our cell-based therapeutics programs will prove clinically safe and effective; the uncertainty whether we will achieve revenue from product sales or become profitable; uncertainties regarding our obligations with respect to our former encapsulated cell therapy facilities in Rhode Island; obsolescence of our technologies; competition from third parties; intellectual property rights of third parties; litigation risks; and other risks to which we are subject. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors set forth in “Risk Factors” in this prospectus.
     The forward-looking statements included in this prospectus represent our estimates as of the date of this prospectus. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS
     The net proceeds from any disposition of the shares covered hereby would be received by the selling stockholder. We will not receive any of the proceeds from any such sale of the common stock offered by this prospectus.

SELLING STOCKHOLDER
          We have prepared this prospectus to allow Asset Realisation Company Plc (formerly Stem Cell Sciences Plc), or the selling stockholder, to sell, from time to time, up to 2,650,000 shares of our common stock that we issued to it in exchange for our acquisition of substantially all of its operating assets and liabilities on April 1, 2009. All of the common stock offered by this prospectus may be offered by the selling stockholder for its own account. We will receive no proceeds from any such sale of these shares by the selling stockholder.
The Acquisition
          On April 1, 2009, we completed the acquisition of substantially all of the operating assets and liabilities of Stem Cell Sciences Plc (“SCS”), the selling stockholder (which subsequently changed its name to Asset Realisation Company Plc). As consideration for the acquisition, we issued 2,650,000 shares of our common stock to the selling stockholder, which shares may be sold by the selling stockholder pursuant to this prospectus. In addition, we had previously made two secured loans to SCS in connection with our acquisition negotiations with SCS, and in connection with the acquisition we waived the obligation of SCS to repay the principal and accrued interest of these two loans. The principal and accrued interest for the two loans together totaled approximately $709,000 as of March 31, 2009.
          The shares were issued to the selling stockholder in a transaction exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S thereunder (“Regulation S”). The selling stockholder represented that, at the time of the closing of the Acquisition, it was not a “U.S. Person,” was not acquiring the shares for the account or benefit of any “U.S. Person” and that the issuance of the shares was an “offshore transaction” (all within the meaning of Rule 902 of Regulation S).
          The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholder as of May 28, 2009. To our knowledge, the selling stockholder has sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein, the selling stockholder, to our knowledge, has not had a material relationship with us during the three years immediately preceding the consummation of the acquisition.

Common
	Beneficial Ownership of		Stock	Beneficial Ownership
	Common Stock Prior		Saleable	of Common Stock
	to the Offering (1)		Pursuant	After the Offering (1)
	Number of	Percent of	to This	Number of	Percent of
Name of Selling Stockholder	Shares	Class	Prospectus	Shares	Class
Asset Realisation Company Plc	2,650,000 (2)	2(3)%	2,650,000 (2)	—	—

(1)	Assumes that all of the shares held by the selling stockholder covered by this prospectus are sold and that the selling stockholder acquires no additional shares of common stock before the completion of this offering. However, as the selling stockholder can offer all, some, or none of its common stock, no definitive estimate can be given as to the number of shares that the selling stockholder will ultimately offer or sell under this prospectus.

(2)	530,000 of the shares of our common stock subject to this registration statement are held in escrow for the satisfaction of any claims arising out of our acquisition of substantially all of the operating assets and liabilities of Stem Cell Sciences Plc. Such shares will become saleable, if at all, only at the time of their release from escrow.

(3)	Calculated based on 106,270,526 shares of common stock outstanding as of May 28, 2009.

PLAN OF DISTRIBUTION
          The selling stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; or

•	a combination of any such methods of sale.
     The aggregate proceeds to the selling stockholder from any sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We would not receive any of the proceeds from any such sale.
     The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 promulgated under the Securities Act, provided that it meets the criteria and conform to the requirements of that rule.
     The selling stockholder and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholder is subject to the prospectus delivery requirements of the Securities Act.
     We have agreed with the selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective until the earliest of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares can be sold pursuant to Rule 144 promulgated under the Securities Act (as such rule may be amended from time to time) without any limitations under clauses (c), (e), (f) and (h) of Rule 144.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market
     Our common stock is listed for quotation on the Nasdaq Global Market under the symbol “STEM.”
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.
     We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.stemcellsinc.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:
Public Reference Room
100 F Street N.E.
Washington, DC 20549.
     Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:
•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-19871);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No. 000-19871);

•	Our Current Reports on Form 8-K filed on March 3, 2009, March 30, 2009, April 1, 2009 (except the press release furnished therein), May 18, 2009 and June 8, 2009 (File No. 000-19871);

•	Our proxy statement on Schedule 14A filed with the SEC on April 30, 2009; and

•	The description of our common stock contained in our registration statements on Form 8-A (File No. 000-19871) filed August 3, 1998, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.
     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
StemCells, Inc.
3155 Porter Drive
Palo Alto, CA 94304
Attention: Investor Relations
Phone: (650) 475-3100
email: irpr@stemcellsinc.com

          Copies of these filings are also available, without charge, on our Internet website at www.stemcellsinc.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.
LEGAL MATTERS
     The validity of the issuance of the securities offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.
EXPERTS
     The consolidated balance sheets of StemCells, Inc. and its subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

2,650,000 Shares of Common Stock
StemCells, Inc.
PROSPECTUS
June 16, 2009
We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.